UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(b) (Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 29, 2021

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 29, 2021

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2019 AND DECEMBER 31, 2020 (UNAUDITED)

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 AND DECEMBER 31, 2020 (UNAUDITED)

S/                           =    Peruvian Sol
US$                    =    United States dollar

AENZA S.A.A (FORMERLYGRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at	As at
		December 31,	December 31,
	Note	2019	2020
		(as restated)
Current assets
Cash and cash equivalents	8	950,701	900,168
Trade accounts receivables, net	9	914,204	769,556
Work in progress, net	10	49,457	186,433
Accounts receivable from related parties	11	36,658	27,338
Other accounts receivable	12	454,474	435,818
Inventories, net		555,401	552,000
Prepaid expenses		16,478	22,972
		2,977,373	2,894,285

Non-current assets as held for sale		2,398	-

Total current assets		2,979,771	2,894,285

Non-current assets
Trade accounts receivable, net	9	779,609	739,901
Work in progress, net	10	23,117	-
Accounts receivable from related parties	11	574,723	638,434
Prepaid expenses		27,934	22,264
Other accounts receivable	12	273,432	370,314
Investments in associates and joint ventures	13	37,035	35,516
Investment property		28,326	26,073
Property, plant and equipment, net	14	463,990	405,469
Intangible assets, net	14	854,227	791,990
Right-of-use assets, net	14	90,581	64,518
Deferred income tax asset		271,719	262,655
Total non-current assets		3,424,693	3,357,134

Total assets		6,404,464	6,251,419

LIABILITIES AND EQUITY
		As at	As at
		December 31,	December 31,
	Note	2019	2020
		(as restated)
Current liabilities
Borrowings	15	481,529	452,884
Bonds	16	44,737	58,446
Trade accounts payable	17	1,159,075	1,099,442
Accounts payable to related parties	11	38,916	43,817
Current income tax		51,169	34,494
Other accounts payable	18	669,674	793,585
Provisions	19	113,483	138,780
Total current liabilities		2,558,583	2,621,448

Non-current liabilities
Borrowings	15	409,066	445,436
Bonds	16	879,305	874,313
Trade accounts payable	17	34,814	40,502
Other accounts payable	18	296,290	201,593
Accounts payable to related parties	11	22,583	36,298
Provisions	19	214,952	234,951
Derivative financial instruments		52	-
Deferred income tax liability		112,734	102,907
Total non-current liabilities		1,969,796	1,936,000
Total liabilities		4,528,379	4,557,448

Equity
Capital	20	871,918	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,132,179	1,131,574
Other reserves		(177,506)	(169,234)
Retained earnings		(510,766)	(630,391)
Equity attributable to controlling interest in the Company		1,477,810	1,365,852
Non-controlling interest		398,275	328,119
Total equity		1,876,085	1,693,971
Total liabilities and equity		6,404,464	6,251,419

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2019	2020
		(as restated)

Revenues from construction activities		2,411,880	1,815,671
Revenues from services provided		1,254,059	1,055,423
Revenue from real estate and sale of goods		671,922	442,935
		4,337,861	3,314,029

Cost of construction activities		(2,351,563)	(1,716,311)
Cost of services provided		(1,035,251)	(929,206)
Cost of real estate and sale of goods		(500,610)	(347,906)
	21	(3,887,424)	(2,993,423)
Gross profit		450,437	320,606

Administrative expenses	21	(248,652)	(152,443)
Other income and expenses	22	(339,494)	(96,715)
Operating (loss) profit		(137,709)	71,448

Financial expenses		(253,134)	(141,618)
Financial income		74,346	35,688
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	(218,774)	769
Loss before income tax		(535,271)	(33,713)
Income tax expense		(303,371)	(57,957)
Loss for the year		(838,642)	(91,670)

(Loss) profit attributable to:
Owners of the Company		(884,721)	(119,625)
Non-controlling interest		46,079	27,955
		(838,642)	(91,670)

Loss per share attributable to owners of the
Company during the year	26	(1.076)	(0.137)

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the year
	ended December 31,
	2019	2020

Loss for the year	(838,642)	(91,670)
Other comprehensive income:

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	6	(626)
Foreign currency translation adjustment, net of tax	(8,170)	8,305
Exchange difference from net investment in a foreign operation, net of tax	(456)	708
Other comprehensive income for the year, net of tax	(8,620)	8,387
Total comprehensive income for the year	(847,262)	(83,283)

Comprehensive income attributable to:
Owners of the Company	(891,607)	(111,353)
Non-controlling interest	44,345	28,070
	(847,262)	(83,283)

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2020
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
- IFRS adoption	-	-	-	-	-	-	(1,462)	(1,462)	-	(1,462)
Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469
(Loss) profit for the year	-	-	-	-	-	-	(884,721)	(884,721)	46,079	(838,642)
Cash flow hedge	-	-	-	-	-	6	-	6	-	6
Foreign currency translation adjustment	-	-	-	-	-	(6,440)	-	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(452)	-	(452)	(4)	(456)
Comprehensive income of the year	-	-	-	-	-	(6,886)	(884,721)	(891,607)	44,345	(847,262)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(32,996)	(32,996)
- Additional acquisition of non-controlling	-	-	-	-	1,883	-	-	1,883	(1,883)	-
- Capital Increase	142,484	142,484	-	-	138,152	-	-	280,636	-	280,636
Total transactions with shareholders	142,484	142,484	-	-	140,035	-	-	282,519	(47,641)	234,878
Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

(Loss) profit for the year	-	-	-	-	-	-	(119,625)	(119,625)	27,955	(91,670)
Cash flow hedge	-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment	-	-	-	-	-	8,158	-	8,158	147	8,305
Exchange difference from net investment in a foreign operation	-	-	-	-	-	708	-	708	-	708
Comprehensive income of the year	-	-	-	-	-	8,272	(119,625)	(111,353)	28,070	(83,283)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(82,412)	(82,412)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(15,725)	(15,725)
- Additional acquisition of non-controlling	-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders	-	-	-	-	(605)	-	-	(605)	(98,226)	(98,831)
Balances as of December 31, 2020	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(630,391)	1,365,852	328,119	1,693,971

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2019	2020

OPERATING ACTIVITIES
Loss before income tax		(535,271)	(33,713)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	21	112,318	98,504
Amortization	21	107,499	98,621
Impairment of inventories		4,503	791
Impairment of accounts receivable and other accounts receivable		290,491	85,273
Reversal of impairment of inventories		(4,752)	(821)
Debt condonation		(18,186)	(9,451)
Impairment (reversal) of property, plant and equipment		20,018	-
Impairment of intangible assets		45,821	-
Reversal of impairment of accounts receivable		(19,448)	-
Reversal of impairment of intangible assets		(20,676)	-
Change in the fair value of the liability for put option		4,697	245
Other provisions		186,894	55,497
Financial expense,net		167,872	225,212
Impairment of investment		384	38
Incremental cost accrued		-	8,875
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	218,774	(769)
Reversal of provisions		(7,471)	(14,310)
Disposal (reversal) of assets		349	8,895
Profit on sale of property, plant and equipment		(11,892)	(2,322)
Profit on remeasurement of accounts receivable		45,363	(27,486)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		457,709	61,975
Other accounts receivable		148,833	(48,403)
Other accounts receivable from related parties		(11,178)	(38,875)
Inventories		(34,091)	22,578
Pre-paid expenses and other assets		4,964	(823)
Trade accounts payable		58,973	(39,787)
Other accounts payable		(286,110)	35,480
Other accounts payable to related parties		(24,461)	3,591
Other provisions		(1,134)	(9,051)
Interest payment		(172,377)	(137,370)
Payments for purchases of intangibles - Concessions		(25,917)	(3,519)
Payment of income tax		(94,669)	(112,851)
Net cash provided by operating activities		607,829	226,024

INVESTING ACTIVITIES
Sale of property, plant and equipment		18,607	9,118
Interest received		6,552	4,292
Dividends received		1,517	2,318
Payment for purchase of investments properties		(88)	(98)
Payments for intangible purchase		(84,201)	(46,767)
Payments for property, plant and equipment purchase		(93,017)	(33,596)
Net cash applied to investing activities		(150,630)	(64,733)

FINANCING ACTIVITIES
Loans received		644,312	185,644
Amortization of loans received		(1,130,301)	(275,163)
Amortization of bonds issued		(31,335)	(37,981)
Payment for transaction costs for debt		(4,770)	-
Dividends paid to non-controlling interest		(12,762)	(82,412)
Cash received (return of contributions) from non-controlling shareholders		(32,996)	(15,725)
Capital increase		280,636	-
Net cash applied to financing activities		(287,216)	(225,637)
Net increase (net decrease) in cash		169,983	(64,346)
Exchange difference		(20,303)	13,813
Cash and cash equivalents at the beginning of the year		801,021	950,701
Cash and cash equivalents at the end of the year	8	950,701	900,168

NON-CASH TRANSACTIONS:
Capitalization of interests		7,229	4,887
Acquisition of assets through finance leases		3,851	71
Dividends declared to non-controlling interest		-	-
Acquisition of right-of-use assets		101,745	12,075
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur		-	24,157
Acquisition of supplier bonds		-	25,871

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 AND DECEMBER 31, 2020 (UNAUDITED)

1.    GENERAL INFORMATION

    a)  Incorporation and operations

AENZA S.A.A., previously named Graña y Montero S.A.A. (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Group (formerly Graña y Montero) that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in Group companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Group companies.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s corporate name from Graña y Montero S.A.A. to AENZA S.A.A.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

    b)  Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended Dectember 31, 2020 were authorized preliminary by Management and Board of Directors on January 29, 2021.

The consolidated financial statements for the year ended December 31, 2019 were approved on the Annual General Mandatory Shareholder’s Meeting on July 13, 2020.

    c)  The Impact of the Ongoing Novel Coronavirus (COVID-19)

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity, and consequently adversely affecting our business, results of operations and financial condition, mainly during second quarter.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions.

The COVID-19 pandemic and the related government measures have significantly increased economic uncertainty and caused a global recession. According to recent report from World Bank dated January 2021, during 2020, the global economy contracted by 4.3%, with Latin America contracted by 6.9% and Peru, Chile and Colombia, in particular, contracted 12%, 6.3% and 7.5%, respectively.

Since mid-March to June, substantially all of our engineering and construction and real estate projects were mandatorily shut down, mainly in Peru.  However, since July projects have resumed their operations to normal with COVID-19 protocols. Our infrastructure operations, which have for the most part been declared essential businesses, have continued to operate; however, certain of our infrastructure businesses have been adversely affected, by the sharp decline in traffic volumes and oil and gas prices between March and May.

Regarding the extent of the COVID-19 pandemic and its impact on the industries in which we operate, the full extent to which COVID-19 impact our business, results of operations and financial condition is currently under evaluation. We believe that the severity of the impact on the Company will depend, to a large extent, on how long the crisis continues, so we cannot predict to what extent the economies of the countries where we operate will be affected.

The Company has been taking significant measures to mitigate the impact of the crisis on the Group. Among other, we are prioritizing the health and safety of our employees, as well as the medium-term sustainability of their employment. Certain actions we are taking include: the design and implementation of protocols to return to project sites, the creation of new office layouts to be compliant with social distancing guidelines, the development of telecommuting schemes, and other major cost-saving initiatives in operation and in support offices.

    d)  Current situation of the Company

As a result of decisions of a previous administration, the Group is involved in a series of criminal investigations and administrative procedures conducted by the Public Ministry that are based on events that occurred between 2004 and 2015. Such situations led to organizational changes at Group´s corporate governance structure, the initiation of independent investigations and the adoption of measures to address and clarify such situations, as explained below:

●	On January 9, 2017, the Board of Directors approved the performance of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.
●
On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee, who was in charge of the oversight of the investigation independently of Management. The external investigation was performed by the law firm Simpson Thacher & Bartlett LLP, with the assistance of forensic accountants, who reported exclusively to the Risk, Compliance and Sustainability Committee.

●
The external investigation concluded on November 2, 2017 and identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our Company’s public projects in Peru with Odebrecht or its subsidiaries, or that any Company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

●
Subsequently, in August 2019, José Graña Miró Quesada, a shareholder and the former chairman of our Company, indicated in public statements to the media that he and Hernando Graña Acuña, a shareholder and former board member of our Company, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in respect of multiple projects in which our Company or our Subsidiaries participated in respect of the alleged “Lava Jato” or others. Due to the confidential nature of the plea bargain process, the reported information is limited and difficult to verify. Any admission or other evidence of wrongdoing would be inconsistent with information gathered during the internal investigation and would have a material impact on the findings of the prior internal investigation.

●
As new information about the various Peruvian criminal investigations of the Company emerged, and news that the Company’s former chairman and director were plea bargaining with Peruvian authorities, the Company's Board of Directors continued to investigate the allegations that were the subject of the investigations, including matters relating to the “Construction Club”, which was beyond the scope of the internal investigation conducted by Simpson Thacher & Bartlett LLP. After an extensive and detailed review process, the Company shared information relevant to the investigations with the Peruvian authorities within the framework of a plea bargain process.

●
As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary settlement and cooperation agreement whereby the Anti-Corruption Prosecutor and the Ad Hoc Prosecutor's Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor and the Ad Hoc Attorney General's Office authorize the Company to disclose its existence but maintain its content confidential.

At the same time, over the last three years, the new administration together with the newboard initiated a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization of the Company, such as the reconfiguration of the Board of Directors with an independent majority, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht group

In connection with the Lava Jato case, the Company participated directly or through its subsidiaries as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group (hereinafter Odebrecht).

In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner.

●	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was included as a subject of an investigation for collusion, and a former director and a former executive was included as a subject of an investigation for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A.  have been included as third-party civilians responsible in the process, which means that it will be assessed whether the obligation to indemnify Governement for damages resulting from the facts under investigation will be imposed on these entities.

●	Electric Train Construction Project

The first Preparatory Investigation Court of the Judiciary decided to incorporate GyM S.A. as civil third-party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation the former Chairman of the Board, a former director and a former manager have been charged.

In 2019, the Company concluded that it may have exposure with respect to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project). As of the date hereof, the Company has not been indicted or incorporated as a civilly liable third-party.

Subsequently, in 2020, the Company and its legal advisors concluded that there is exposure to the preliminary investigation process conducted in relation to the IIRSA Norte project. To date, the Company has not been incorporated either as a responsible civil third party or as an investigated legal person.

Criminal investigations in conection to the Construction Club case

GyM S.A. has been incorporated, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision. Like officials of other construction companies, a former commercial manager of GyM S.A., the former president of the Board of Directors, a former director and the former Corporate General Manager of the Company have been included in the criminal investigation.

Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the corruption cases. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

In the case of the Company and its subsidiary GyM, the benefits of the mentioned rules are subject to the fulfillment of the following obligations as a consequence of the association with Odebrecht in the IRSA Sur and construction of the Electric train construction Project, tranches 1 and 2:

a.	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
b.	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
c.	The implementation of a compliance program; and
d.	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/72 million (equivalent to US$20 million).

In 2020, the Company was included in the framework of Law 30737 for the IIRSA Norte and Chavimochic.  However, the Company has been in contact with the Ministry of Justice in order to clarify this information, given that the incorporation of the Company in the Category 2 is not in accordance with the provisions set forth in the law.  Based on the standards indicated and their guidelines, Management has estimated that the value of the civil damages for the cases described above is S/330 million (US$91.1 million)  and has registered as of December 31, 2020 S/186 million (equivalent to US$51.3 million) as net present value.

On the other hand, in addition to the cases where a provision for civil reparation has been registered, there is a project carried out in partnership with Odebrecht that to date is not under investigation. If this is started and some evidence is found, the maximum possible exposure for civil reparation estimated according to Law 30737 for the project would be S/9.6 million (approximately US$2.6 million).

However, the Company, through its external legal advisors, continues to conduct an ongoing evaluation of the information related to the criminal investigations described in this note in order to keep its defense prepared in the event any new charges may arise during those investigations. In conducting the aforementioned evaluation, the Company does not rule out the possibility of finding new incriminating evidence that is not known to date.

Investigations and administrative process initiated by INDECOPI in conection to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club. Throughout the investigation, GyM S.A. has provided to INDECOPI with all the information requested and continues collaborating with the ongoing investigation.

On February 11, 2020, GyM S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition (“INDECOPI”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for  alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative disciplinary procedure, which will be determined at the end of the aforementioned procedure. The procedure is in a probatory stage, therefore, INDECOPI has not carried out actions in order to quantifying the possible penalties that could result.

2.	IMPACT OF THE COVID-19 PANDEMIC

The outbreak of the Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern”, has spread across the world since the end of 2019. Throughout 2020, countries around the world, including Perú, Chile and Colombia, implemented measures to contain the spread of COVID-19, including travel restrictions, temporary closure of non-essential businesses, restrictions on public meetings and others. In response to the decline in economic activity, the governments of Perú, Chile and Colombia have announced large stimulus programs to assist families and businesses.

As a result of the outbreak, the Group’s results of operations, financial positions and cash flows have been adversely affected during second quarter of 2020, however as of the date of this report and as a result of the gradual normalization of activities since July, the results of the following months show a significant recovery in activity.

From the analysis made the different business of the Group have been impacted during 2020 as follows:

1)
In the engineering and construction business the stoppage, specially form March to June, produce a reduction of 25% in revenues comparing to 2019.  However, the gradual normalization of activities and the result of negotiations with our clients regarding higher costs due to stoppages and new operating standards due to the COVID-19 situation prevented decrease in gross and operating margins from deteriorating substantially.  However, at the end of the third quarter, the backlog has increased with the award of the contract for the construction of the second runway at Jorge Chavez airport and the contract for the construction of the Piura gas pipeline.

2)
In the real estate business the shut down of projects has impacted the delivery of real estate units during the year, which impacts the revenues and results of the year. However, despite these adverse circumstances, a positive result was achieved for this business in 2020.

3)	The infrastructure businesses continue operating because they were declared esencial services. However, there were some impacts on the different businesses:

a.	Line 1 of the Metro operated with less passengers but revenues were not impacted due to the fact that revenues don’t depend on traffic but on the amount of kms travelled by each train.
b.
Oil and gas business was impacted by the reduction of the oil Price to levels below the estimations considered for 2020.  During the sanitary crisis, the enforceability of further investment obligation on new wells in Lots III and IV was suspended and suppliers obligations were renegotiated.

c.
The sanitary emergency situation caused an impact on Norvial S.A. revenues and on the results of 2020 as a result of traffic reduction. However, the level of traffic carried has been gradually recovered.  In addition, in May the Republic Congress approved a law in order suspending the collection of toll, a measure that was in effect from May 9 to June 30, 2020. The Concession Contract clause 9.9, about operator contract guarantee, establishes Grantor’s obligation to recognize and pay the Concessionaire the corresponding rate difference in the event that any public entity does not allow the Concessionaire to collect the rate in accordance to the Concession Contract.  The estimate compensation in application of the aforementioned clause has been claimed to the Government.

d.
In the case of the other two road concessions, Survial S.A. and Concesion Canchaque S.A., the suspension in the collection of tolls did not impact the results of the year because the revenues do not depend on traffic.

In general terms, we have not been affected by interruptions in the supply chain of personnel, services or materials, and despite the shut down of some of our projects, we do not estimate penalties or breach of our agreements.

The most important goodwill of the Group are the result of acquisitions in Colombia and Chile. Considering that in both countries the impacts of the pandemic did not lead to major projects shut downs, our estimates of the value of the goodwill have not been affected. Based on our impairment assessment as of December 31, 2020, we have determined that our goodwill is not impaired.

On the liquidity side, the Group has implemented a plan that includes several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a twelve-week cash plan, project-by-project, to ensure that Group subsidiaries will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) renegotiating certain of the Group’s subsidiaries obligations with respect to suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the Group; (v) reducing headcount, and temporarily reducing salaries of senior management and Directors’ allowances, across the Group’s three segments; and (vi) reducing capital expenditures across the Group’s subsidiaries. In addition, the Group is evaluating the selling of non-strategic assets to finance any cash flow deficit during the year. This plan was approved by the Board of Directors on April and May 2020. The Group will continue to closely monitor the impacts of COVID-19 through the course of the year 2020. Therefore, the accompanying financial statements have been prepared assuming that the Group and subsidiaries will continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of preparation

The condensed interim consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.1.1.  Account balance reclassified as of December 31, 2019

a)
The receivable balance to Consorcio Constructor Ductos del Sur amounting to S/27.8 million as of December 31, 2019 was reclassified from “other accounts receivable” to “accounts receivable from related parties”.

b)
Information on the subsidiary Adexus S.A. is presented. (hereinafter “Adexus”), whose main activity is to provide information technology solutions mainly in Chile and Peru, as of December 31, 2019 the subsidiary was recognized as a non-current asset held for sale; However, as of September 30, 2020, it was reclassified as a continuing operation for the reasons set forth in note 27.

As a result of this process, the balances in the consolidated statement of financial position are reclassified as follows:

	As at			As at
	December 31,			December 31,
	2019	Reclassified (a)	Adexus (b)	2019
ASSETS	Audited			As restated
Current assets
Cash and cash equivalents	948,978	-	1,723	950,701
Trade accounts receivables, net	821,737	-	92,467	914,204
Work in progress, net	49,457	-	-	49,457
Accounts receivable from related parties	36,658	-	-	36,658
Other accounts receivable	444,500	-	9,974	454,474
Inventories, net	552,573	-	2,828	555,401
Prepaid expenses	11,348	-	5,130	16,478
	2,865,251	-	112,122	2,977,373

Non-current assets as held for sale	205,418	-	(203,020)	2,398

Total current assets	3,070,669	-	(90,898)	2,979,771

Non-current assets
Trade accounts receivable, net	753,202	-	26,407	779,609
Work in progress, net	23,117	-	-	23,117
Accounts receivable from related parties	546,941	27,782	-	574,723
Prepaid expenses	27,934	-	-	27,934
Other accounts receivable	300,323	(27,782)	891	273,432
Investments in associates and joint ventures	37,035	-	-	37,035
Investment property	28,326	-	-	28,326
Property, plant and equipment, net	443,870	-	20,120	463,990
Intangible assets, net	853,315	-	912	854,227
Right-of-use assets, net	78,813	-	11,768	90,581
Deferred income tax asset	240,919	-	30,800	271,719
Total non-current assets	3,333,795	-	90,898	3,424,693

Total assets	6,404,464	-	-	6,404,464

	As at			As at
	December 31,			December 31,
	2019	Reclassified (a)	Adexus (b)	2019
	Audited			As restated
LIABILITIES AND EQUITY
Current liabilities
Borrowings	454,260	-	27,269	481,529
Bonds	44,737	-	-	44,737
Trade accounts payable	1,136,121	-	22,954	1,159,075
Accounts payable to related parties	38,916	-	-	38,916
Current income tax	47,999	-	3,170	51,169
Other accounts payable	635,305	-	34,369	669,674
Provisions	113,483	-	-	113,483
Total current liabilities	2,470,821	-	87,762	2,558,583

Non-current liabilities as held for sale	210,025	-	(210,025)	-

Total current liabilities	2,680,846	-	(122,263)	2,558,583

Non-current liabilities
Borrowings	344,806	-	64,260	409,066
Bonds	879,305	-	-	879,305
Trade accounts payable	-	-	34,814	34,814
Other accounts payable	273,101	-	23,189	296,290
Accounts payable to related parties	22,583	-	-	22,583
Provisions	214,952	-	-	214,952
Derivative financial instruments	52	-	-	52
Deferred income tax liability	112,734	-	-	112,734
Total non-current liabilities	1,847,533	-	122,263	1,969,796
Total liabilities	4,528,379	-	-	4,528,379

Equity
Capital	871,918	-	-	871,918
Legal reserve	132,011	-	-	132,011
Voluntary reserve	29,974	-	-	29,974
Share Premium	1,132,179	-	-	1,132,179
Other reserves	(177,506)	-	-	(177,506)
Retained earnings	(510,766)	-	-	(510,766)
Equity attributable to controlling interest in the Company	1,477,810	-	-	1,477,810
Non-controlling interest	398,275	-	-	398,275
Total equity	1,876,085	-	-	1,876,085
Total liabilities and equity	6,404,464	-	-	6,404,464

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the year ended
	December 31, 2019
	Reported	Adexus	As restated

Revenues from construction activities	2,411,880	-	2,411,880
Revenues from services provided	1,089,465	164,594	1,254,059
Revenue from real estate and sale of goods	583,659	88,263	671,922
	4,085,004	252,857	4,337,861

Cost of construction activities	(2,351,563)	-	(2,351,563)
Cost of services provided	(866,326)	(168,925)	(1,035,251)
Cost of real estate and sale of goods	(425,352)	(75,258)	(500,610)
	(3,643,241)	(244,183)	(3,887,424)
Gross profit	441,763	8,674	450,437

Administrative expenses	(213,908)	(34,744)	(248,652)
Other income and expenses	(326,754)	(12,740)	(339,494)
Operating loss	(98,899)	(38,810)	(137,709)

Financial expenses	(231,709)	(21,425)	(253,134)
Financial income	74,656	(310)	74,346
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(218,774)	-	(218,774)
Loss before income tax	(474,726)	(60,545)	(535,271)
Income tax expense	(319,957)	16,586	(303,371)
Loss from continuing operations	(794,683)	(43,959)	(838,642)

(Loss) profit from discontinued operations	(43,959)	43,959	-
Loss for the year	(838,642)	-	(838,642)

(Loss) profit attributable to:
Owners of the Company	(884,721)	-	(884,721)
Non-controlling interest	46,079	-	46,079
	(838,642)	-	(838,642)

3.2	Significant accounting policies

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2019.

3.3	Standards, amendments, and interpretation adopted by the Group

Standards, amendments and interpretation that have entered in force as of January 1, 2020, have not had impact on the condensed interim consolidated financial statements as of December 31, 2020, and fo this reason thay have not been disclosed.  The Group has not adopted in advance any amendment and modification that are not yet effective.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i)	Foreign exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad.  As of December 31, 2019 and December 31, 2020, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.
b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

Concerning to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Group to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to meet its obligations. However, since 2017, the Group experienced liquidity problems due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. This plan was met and the GSP debt was terminated. Due to the COVID-19 pandemic (Note 2), the Group considered diverse measures to reduce its liquidity risk exposure and developed a financial plan with the objective to meet its obligations at the corporate as well as the subsidiary level.

The Group’s Corporate Finance Officemonitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities.  Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
At December 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	501,864	147,473	235,222	-	884,559
Finance leases	11,438	3,531	13,346	-	28,315
Lease liability for right-of-use asset	31,036	40,808	32,562	11,551	115,957
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except
non-financial liabilities)	989,574	-	34,814	-	1,024,388
Accounts payables to related parties	38,916	21,747	-	836	61,499
Other accounts payables (except
non-financial liabilities)	200,098	2,505	194,908	-	397,511
Other non-financial liabilities	-	52	-	-	52
	1,888,616	373,632	869,313	1,090,347	4,221,908

	Less than	1-2	2-5	More than
At December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except
non-financial liabilities)	1,003,745	40,502	-	-	1,044,247
Accounts payables to related parties	43,817	35,462	-	836	80,115
Other accounts payables (except
non-financial liabilities)	273,278	2,185	133,684	-	409,147
	1,932,249	477,543	758,086	1,015,978	4,183,856

4.2    Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Group had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note15). In extraordinary events as explained in Note 2, the Group identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2019 and December 31, 2020, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

		At December 31,
	2019	2020
Total financial liabilities and bonds (Note 15 and Note 16)	1,814,637	1,831,079
Less: Cash and cash equivalents (Note 8)	(950,701)	(900,168)
Net debt	863,936	930,911
Total equity	1,876,085	1,693,971
Total capital	2,740,021	2,624,882

Gearing ratio	0.32	0.35

4.3   Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2:	Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s liabilities measured at fair value:

Level 2
At December 31, 2019

Financial liabilities
Derivatives used for hedging	52

As of December 31, 2020, this financial liability was settled.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2019.

6.	SEASONALITY OF OPERATIONS

The Group does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted during last seven months, due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result,  this situation affected negatively Group's revenues and financial position (Note 2).

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to Real State segment. Revenues from services are related to other segments.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	33,570	-	950,701
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	93,452	-	914,204
Work in progress, net	49,457	-	-	-	-	-	-	-	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	-	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	37,248	2	454,474
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	2,828	(11,601)	555,401
Prepaid expenses	6,812	1,271	2,779	231	133	-	5,252	-	16,478
	1,548,102	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,977,373
Non-current assets classified as held for sale	2,398	-	-	-	-	-	-	-	2,398
Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,979,771

Long-term trade accounts receivable, net	97,256	-	36,273	619,086	-	587	26,407	-	779,609
Long-term work in progress, net	-	-	23,117	-	-	-	-	-	23,117
Long-term accounts receivable from related parties	318,748	-	836	-	10,475	-	552,687	(308,023)	574,723
Prepaid expenses	-	887	24,462	2,307	788	-	-	(510)	27,934
Other long-term accounts receivable	86,097	63,649	5,156	-	7,346	50,449	60,735	-	273,432
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	69,899	(1,159)	463,990
Intangible assets, net	136,547	244,901	443,420	794	-	1,029	20,402	7,134	854,227
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	67,300	(15,315)	90,581
Deferred income tax asset	176,740	4,741	13,054	-	720	19,736	51,552	5,176	271,719
Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,344,404	(1,894,991)	3,424,693
Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	148,648	(9,039)	481,529
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	56,442	-	1,159,075
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	-	704	3,456	-	51,169
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	68,802	-	669,674
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	418,879	(318,229)	2,558,583

Borrowings	32,620	116,218	2,070	-	-	11,010	254,931	(7,783)	409,066
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Long-term trade accounts payable	-	-	-	-	-	-	34,814	-	34,814
Other long-term accounts payable	222,887	-	15,989	2,176	2,106	26,841	26,291	-	296,290
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	-	-	68,474	-	214,952
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	31,037	36,476	5,806	39,172	-	-	243	-	112,734
Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	550,039	(317,944)	1,969,796
Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379
Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(109,767)	398,275
Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segments financial position
Segment reporting
					Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	492,328	37,614	25,014	111,602	565	38,043	64,390	-	769,556
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	104,007	(220,063)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	37,338	2	435,818
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,558,641	163,694	213,387	367,610	8,316	541,703	262,722	(221,788)	2,894,285

Long-term trade accounts receivable, net	62,271	-	15,740	632,214	-	2,181	27,495	-	739,901
Long-term accounts receivable from related parties	333,756	-	14,508	-	11,103	-	606,618	(327,551)	638,434
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	44,165	-	7,346	54,237	59,153	-	370,314
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,435,162	(1,523,691)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	54,026	5,123	262,655
Total non-current assets	1,137,197	511,053	483,708	635,836	20,110	120,223	2,314,111	(1,865,104)	3,357,134
Total assets	2,695,838	674,747	697,095	1,003,446	28,426	661,926	2,576,833	(2,086,892)	6,251,419

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	59,900	-	1,099,442
Accounts payable to related parties	185,104	1,083	19,642	21,531	-	19,074	15,708	(218,325)	43,817
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	600,356	12,905	35,997	6,719	766	91,976	40,270	4,596	793,585
Provisions	16,635	18,943	6,694	-	-	492	96,016	-	138,780
Total current liabilities	1,926,078	118,057	150,416	85,616	993	249,816	315,174	(224,702)	2,621,448

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	158,968	-	11,623	231	2,761	23,357	4,653	-	201,593
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	182,006	(311,480)	36,298
Provisions	81,044	37,599	17,436	1,925	-	-	96,947	-	234,951
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	418,204	177,546	281,733	680,905	26,968	34,378	652,861	(336,595)	1,936,000
Total liabilities	2,344,282	295,603	432,149	766,521	27,961	284,194	968,035	(561,297)	4,557,448
Equity attributable to controlling interest in the Company	295,244	354,982	206,993	177,694	465	138,933	1,605,914	(1,414,373)	1,365,852
Non-controlling interest	56,312	24,162	57,953	59,231	-	238,799	2,884	(111,222)	328,119
Total liabilities and equity	2,695,838	674,747	697,095	1,003,446	28,426	661,926	2,576,833	(2,086,892)	6,251,419

Operating segment performance
Segment Reporting
		Infrastructure
For the year ended December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,797,326	552,584	633,301	397,853	3,555	264,401	342,608	(653,767)	4,337,861
Gross profit (loss)	98,362	108,291	96,164	119,464	500	70,787	6,584	(49,715)	450,437
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(75,146)	61,201	(248,652)
Other income and expenses, net	9,937	606	(47,998)	(2,661)	12	20,020	(318,489)	(921)	(339,494)
Operating (loss) profit	(33,122)	84,667	19,543	98,812	115	68,762	(387,051)	10,565	(137,709)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(123,339)	38,219	(253,134)
Financial income	5,644	2,033	2,245	33,214	826	3,829	74,546	(47,991)	74,346
Dividends	-	-	-	-	-	-	12,688	(12,688)	-
Share of profit or loss in associates
and joint ventures	(3,558)	2,293	-	-	-	458	(711,962)	493,995	(218,774)
(Loss) profit before income tax	(105,207)	75,727	(5,509)	121,078	929	30,729	(1,135,118)	482,100	(535,271)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(179,633)	(1,118)	(303,371)
(Loss) profit for the year	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

(Loss) profit from attributable to:
Owners of the Company	(137,109)	48,056	(28,270)	61,084	423	(4,995)	(1,304,676)	480,766	(884,721)
Non-controlling interest	(3,555)	4,760	5,649	20,360	-	28,724	(10,075)	216	46,079
	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

Operating segment performance
Segment Reporting
		Infrastructure
For the year ended December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,092,592	369,798	466,824	345,258	3,359	182,439	240,799	(387,040)	3,314,029
Gross profit (loss)	115,993	53,251	40,858	107,918	366	40,345	8,134	(46,259)	320,606
Administrative expenses	(102,519)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(42,543)	54,811	(152,443)
Other income and expenses, net	(7,684)	(4,185)	(34,283)	72	42	1,962	(52,704)	65	(96,715)
Operating profit (loss)	5,790	32,947	(10,009)	95,252	119	25,845	(87,113)	8,617	71,448
Financial expenses	(54,174)	(17,525)	(32,376)	(9,316)	(275)	(12,647)	(58,090)	42,785	(141,618)
Financial income	6,603	2,239	4,326	1,586	897	4,584	60,303	(44,850)	35,688
Dividends	-	-	-	-	-	-	7,222	(7,222)	-
Share of profit or loss in associates
and joint ventures	-	2,391	-	-	-	34	(27,440)	25,784	769
(Loss) profit before income tax	(41,781)	20,052	(38,059)	87,522	741	17,816	(105,118)	25,114	(33,713)
Income tax	(3,614)	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(3,517)	(37)	(57,957)
(Loss) profit for the year	(45,395)	12,552	(51,536)	60,841	464	14,962	(108,635)	25,077	(91,670)

(Loss) profit from attributable to:
Owners of the Company	(42,836)	9,176	(43,581)	45,631	464	1,391	(108,595)	18,725	(119,625)
Non-controlling interest	(2,559)	3,376	(7,955)	15,210	-	13,571	(40)	6,352	27,955
	(45,395)	12,552	(51,536)	60,841	464	14,962	(108,635)	25,077	(91,670)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

At December 31, this account comprises:

	2019	2020
Cash on hand	1,323	996
Remittances in-transit	5,664	2,340
Bank accounts	225,101	300,115
Escrow account (a)	552,439	501,015
Time deposits	166,174	95,702
	950,701	900,168

(a)
The Group maintains various administration or guarantee trusts depending on the purposes for which they were created. The balance corresponding to Reserve Funds Issued Bonds includes operating reserve accounts, maintenance and debt service payments, among others, corresponding to the bond issuance of the subsidiaries.  The balance includes reserve funds for bond payments issued by the subsidiaries GyM Ferrovias S.A. and Norvial S.A. amounting to S/132 million and S/21 million, as of December 31, 2020, respectively (S/181 million and S/18 million, as of December 31, 2019, respectively), as shown as follows:

	At December 31,
	2019	2020
Reserve funds issued bonds	199,192	153,075
Real estate projects	31,794	35,273
Engineering and construction projects	236,526	263,631
Infrastructure projects	84,927	49,036
	552,439	501,015

9.	TRADE ACCOUNTS RECEIVABLES, NET

At December 31, this account comprises:

		Total		Current		Non-current
	2019	2020	2019	2020	2019	2020

Receivables (net) (a)	959,151	753,690	415,970	248,807	543,181	504,883
Unbilled receivables (net) - Subsidiaries (b)	499,974	488,991	387,998	409,413	111,976	79,578
Unbilled receivables (net) - Concessions (c)	234,688	266,776	110,236	111,336	124,452	155,440
	1,693,813	1,509,457	914,204	769,556	779,609	739,901

a)
Receivables are presented net of impairment and present value discount for S/47.2 million and S/0.9 million, respectively (S/4.9 million and S/10.1 million as of December 31, 2019). The ageing is detailed as follows:

	At December 31,
	2019	2020

Current	817,233	718,217
Past due up to 30 days	45,922	5,737
Past due from 31 days up to 90 days	27,364	6,801
Past due from 91 days up to 120 days	1,319	2,279
Past due from 121 days up to 360 days	10,502	4,185
Past due over 360 days	56,811	16,471
	959,151	753,690

As of December 31, 2020, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Concar S.A. for S/2.7 million and GyM S.A. for S/12.5 million (as of December 31, 2019 Concar S.A. for S/35.4 million and GyM S.A. for S/18.9 million).

b)            Unbilled receivables from subsidiaries correspond to documents related to the estimates for services rendered that were not billed, valuations in process or pending approval. The balance includes present value discount for S/12.5 million and impairment for S/5.9 million (S/20.6 million as of December 31, 2019 to present value), and detailed by subsidiary:

	At December 31,
	2019	2020

GyM S.A.	384,660	391,505
Concar S.A.	10,737	6,298
GMI S.A.	24,787	25,823
Graña y Montero Petrolera S.A.	1,657	1,512
Adexus S.A.	78,133	63,853
	499,974	488,991

c)    Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms. This amount is presented net of impairment of S/3.5 million as of December 31, 2020 and  2019, as detailed below:

	At December 31,
	2019	2020

GyM Ferrovias S.A.	208,205	235,763
Survial S.A.	16,466	10,611
Norvial S.A. (*)	2,149	15,436
Concesión Canchaque S.A.C.	6,700	4,401
Concesionaria La Chira S.A.	1,168	565
	234,688	266,776

(*) The increase as of December 31, 2020, corresponds to the approximate present value of S/13.2 million (S/15.2 million at nominal value), due to the compensation estimate in application of the tariff guarantee calculated based on real traffic controlled during the period from May 10, 2020 to June 30, 2020 (stage of suspension of toll collection) ordered by the Peruvian Government.

10.	WORK IN PROGRESS, NET

At December 31, this account comprises:

		Total		Current		Non-current
	2019	2020	2019	2020	2019	2020

Unbilled receivable concessions in progress (a)	23,117	-	-	-	23,117	-
Work in progress (b)	49,457	186,433	49,457	186,433)	-	-
	72,574	186,433	49,457	186,433	23,117	-

Work in progress costs include all those expenses incurred by the Group for construction contracts as detailed below:

a)
Corresponds to accounts receivable from the Municipality of Lima related to mandatory investments from the Concession Contract and to the income guaranteed by the Grantor from the start of exploitation. As of December 31, 2019, these accounts are presented as no current because they were expected to be collected once the operation stage began. To date, both the term of the Concession and most of the obligations under the respective Concession Contract are still suspended by agreement between the parties until December 31, 2020 in order to conclude agreement on the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement in accordance with the provisions of Clause 16.3 of the aforementioned Contract, as a consecuence, the balance has been reclassified to “Other accounts receivables – Claims to third parties”.

b)
Includes mainly S/170.7 million corresponding to GyM S.A. and its subsidiary Vial y Vives - DSD S.A. (S/29.6 million as of December 31, 2019); and S/15.4 million from GMI S.A. (S/19.9 million as of December 31, 2019).

11.	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2019	2020
Revenue from sales of goods and services:
- Associates	108	-
- Joint operations	31,158	6,814
	31,266	6,814

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b) Balances of transactions with related parties

		At December 31,		At December 31,
		2019		2020
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,042	-	9,357	-
Consorcio Peruano de Conservacion	3,592	-	3,156	-
Consorcio Italo Peruano	1,011	363	1,520	217
Consorcio Constructor Chavimochic	-	5,953	-	6,208
Consorcio GyM Conciviles	1,257	1,958	1,341	1,472
Consorcio La Gloria	1,750	1,017	69	113
Consorcio Ermitaño	831	440	890	474
Terminales del Peru	1,176	-	501	161
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,088	-	1,015
Consorcio Rio Mantaro	-	5,869	-	7,655
Consorcio Vial Quinua	-	2,048	-	2,051
Consorcio Huacho Pativilca	1,419	5,895	4	85
Consorcio CDEM	638	-	1,111	-
Consorcio GyM-Stracon	2,230	-	-	644
Consorcio GyM-OSSA	7,202	-	-	-
Consorcio Chicama Ascope	2,471	-	2,922	-
Consorcio Inti Punku	-	-	-	6,556
Consorcio Manperan	1	88	1,057	656
Consorcio Norte Pachacutec	961	620	1,077	1,192
Other minors	445	1,394	2,373	1,502
	34,026	26,733	25,378	30,001
Other related parties
Ferrovias Argentina	-	12,183	-	11,139
Peru Piping Spools S.A.C.	2,632	-	1,960	2,677
	2,632	12,183	1,960	13,816
Current portion	36,658	38,916	27,338	43,817

Non-current portion:
Gasoducto Sur Peruano S.A.	572,624	-	638,434	-
Ferrovias Participaciones	-	22,583	-	36,298
Other minors	2,099	-	-	-
Non-current	574,723	22,583	638,434	36,298

Receivables and payables are mainly current and do not have specific guarantees.

Accounts receivable from related parties are mainly to sales of goods and services. These balances do not bear interest and as of December 2020 do not require a provision for impairment. The account receivable from GSP is presented net of impairment and present value discount .

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others. Such accounts are not interest bearing because they are short-term.

12.	OTHER ACCOUNTS RECEIVABLE

At December 31, this account comprises:

		Total		Current		Non-current
	2019	2020	2019	2020	2019	2020

Advances to suppliers	135,481	76,200	135,481	76,200	-	-
Income tax on-account prepaid	71,541	48,047	71,541	48,045	-	2
VAT credit	47,167	54,076	32,903	37,276	14,264	16,800
Guarantee deposits	189,210	223,573	104,965	171,093	84,245	52,480
Claims to third parties	79,771	221,403	38,874	59,123	40,897	162,280
Petroleos del Peru S.A.- Petroperu S.A.	80,942	87,826	17,293	17,132	63,649	70,694
ITAN and other tax receivable	60,883	61,479	30,233	30,487	30,650	30,992
Restricted funds	16,523	29,121	1,522	2,092	15,001	27,029
Rental and sale of equipment - GyM S.A. projects	30,798	29,149	30,798	29,149	-	-
Accounts receivable from personnel	2,940	10,957	2,940	10,957	-	-
Consorcio Panorama	23,491	25,026	-	-	23,491	25,026
Other minors	16,574	10,386	15,339	9,738	1,235	648
	755,321	877,243	481,889	491,292	273,432	385,951
Impairment	(27,415)	(71,111)	(27,415)	(55,474)	-	(15,637)
	727,906	806,132	454,474	435,818	273,432	370,314

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31, this account comprises:

	2019	2020
Associates	28,875	27,246
Joint ventures	8,160	8,270
	37,035	35,516

The movement of our investments in associates for the years ended December 31, 2019 and 2020 is as follows:

	2019	2020

Beginning balance	257,765	37,035
Dividends received	(1,517)	(2,318)
Share of the profit or loss in associates and joint
ventures	(218,774)	770
Impairment of investment	(384)	(38)
Translation adjustments	(55)	67
Ending balance	37,035	35,516

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID. The arbitration proceedings are suspended, as a consequence of the of the National Emergency.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

14.	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the years ended December 31, 2019 and 2020, is as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets

Net cost at January 1, 2019	503,584	856,178	-

Additions	81,902	118,835	119,706
Reclassifications, disposals and adjustments	(34,215)	(22,448)	271
Deductions for sale of assets	(6,715)	-	-
Depreciation, amortization	(80,566)	(98,338)	(29,396)

Net cost at December 31, 2019	463,990	854,227	90,581

Net cost at January 1, 2020	463,990	854,227	90,581

Additions	36,065	50,405	12,075
Reclassifications, disposals and adjustments (*)	(9,230)	(14,013)	(20,607)
Deductions for sale of assets	(6,796)	(8)	-
Depreciation, amortization	(78,560)	(98,621)	(17,531)

Net cost at December 31, 2020	405,469	791,990	64,518

(*) Includes translation adjustments in the subsidiary GyM S.A. in property plant and equipment and intangibles, amounted to S/2.2 million and S/3.7 million, respectively.

a) Property, plant and equipment and right-of-use assets

As of December 31, 2020, additions to property, plant and equipment mainly corresponds to S/17.1 million in machinery in the engineering and construction; and, in works in progress for S/8.5 and S/2.8 million in the infrastructure and engineering and construction segments, respectively (S/19.1 million in machinery of the engineering and construction and real estate segment; S/7.9 million in equipment of the engineering and construction segment; and S/44.6 million units to be received and works in progress in the segment infrastructure as of December 31, 2019).

As of December 31, 2020, additions to right-of-use assets comprise lease agreements signed by the Group.

Depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	At December 31,
	2019	2020

Cost of goods and services (Note 21)	108,066	90,145
Administrative expenses (Note 21)	4,252	8,359
Total depreciation related to property, plant and equipment, investment property and right-of-use assets	112,318	98,504
(-) Depreciation of investment property	(2,356)	(2,413)
(-) Depreciation of right-of-use asset	(29,396)	(17,531)
Total depreciation of property, plant and equipment	80,566	78,560

b) Intangible assets

As of December 31, 2019 and 2020, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil explotation services.

Amortization of intangibles is broken down in the statement of income as follows:

	At December 31,
	2019	2020

Cost of goods and services (Note 21)	101,810	94,483
Administrative expenses (Note 21)	5,689	4,138
	107,499	98,621

Goodwill

Management reviews businesses results based on the type of economic activity carried out.
Goodwill allocated to cash-generating units are:

	At December 31,
	2019	2020

Engineering and construction (*)	36,632	38,211
Electromechanical	20,735	20,735
	57,367	58,946

(*) The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

15.	BORROWINGS

As of December 31, this item comprises:

		Total		Current		Non-current
	2019	2020	2019	2020	2019	2020

Bank loans (a)	631,863	571,659	445,289	409,272	186,574	162,387
Finance leases	23,650	52,391	10,357	13,635	13,293	38,756
Lease liability for right-of-use asset	92,870	72,726	23,980	19,950	68,890	52,776
Other financial entities (b)	142,212	201,544	1,903	10,027	140,309	191,517
	890,595	898,320	481,529	452,884	409,066	445,436

a)  Bank loans

As of December 31, 2019 and 2020, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 1.0% and 12.0% in 2019 and between 0.5% and 11.0% in 2020.

			Current		Non-current
	Interest	Maturity		At December 31,		At December 31,
	rate	date	2019	2020	2019	2020

GyM S.A. (i)	2.00% / 11.00%	2023	170,798	222,924	26,401	19,977
GMP S.A. (ii)	3.25% / 6.04%	2027	30,367	24,950	102,895	99,474
Aenza S.A.A. (formerly Graña y Montero S.A.A. (iii)	9.10% / 10.10%	2022	112,854	51,977	-	39,618
Adexus S.A.	0.50% / 1.15%	2026	20,927	19,224	57,278	-
Viva GyM S.A.	6.84% / 8.88%	2021	110,343	90,197	-	3,318
			445,289	409,272	186,574	162,387

i) Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A.

In July 2020, an addendum to the Framework Agreement, the Financing Agreement and the Syndicated Line of Guarantee Letter was signed, with the purpose of modifying certain provisions of the aforementioned documents and extending the term of their validity until September 30, 2020.

On October 6, 2020, the financial entities unanimously agreed to extend the term of the financing documents until October 31, 2020; as well as granting a waiver of the obligation to maintain the composition of invoices and provisions during the months of April to October 2020.

As of December 31, 2020, GyM has complied with the conditions of the addendum, cancelling US$10 million to Tranche A. The outstanding balance will be fully amortized until March 31, 2021.

As of December 31, 2020 the pending balance of the Financial Stability Framework Agreement is US$30.7 million (equivalent to S/111 million).

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. In relation to account receivable rate, the Company does not comply with the requirement of the Financial Stability Framework Agreement.

ii) Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary GMP S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. As of December 31, 2020, these loans amount to US$23.2 million (equivalent to S/84.1 million), this amount corresponds to the 50% interest held by the subsidiary GMP and due in 2027.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of December 31, 2020, the loan amounts to US$11 million (equivalent to S/40 million), this amount corresponds to the 50% interest held by the subsidiary GMP and is due in 2026.

As of December 31, 2020 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii) CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%.

The loan was used for working capital in the Company, GyM S.A. and Adexus S.A. In February 2020, US$10 million was partially paid. As of the date of this report, the principal amount outstanding under this loan is US$25.7 million (equivalent to S/93.2 million).

On November 21, 2019, as a result of the initiation of a preventive insolvency process by the Chilean subsidiary, Adexus SA, the Company received a communication from CS Peru Infrastructure Holdings LLC reporting the occurrence of a default event under the loan contract, in accordance with the provisions of Section 7.02 (e) and 9.09 of the same contract. As a consequence, as of December 31, 2019, the loan was classified as current liabilities. On February 28, 2020, the waiver was obtained by the Company, so it was reclassified to non-current liabilities. As of December 31, 2020 and as of the date of this report, the Company is in compliance with the covenants established in the loan contract.

On November 13, 2020, as a consequence of the health crisis caused by COVID-19, the Company notified CS Peru Infrastructure Holdings LLC of the breach of the leverage ratio in accordance with Section 8.10 (b) for the period ended September 30. On December 23, 2020, the Company obtained a waiver from CS Infrastructure Holdings LLC for the non-applicability of the leverage ratio for the period ended September 30, 2020 and December 31, 2020.

b) Other financial entities

Monetization of Norvial dividends

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company.  With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its  class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 millions (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and / or that a change of control occurs. As of December 31, 2020, the loan principal remains at US$42.3 million, the balance of the loan payable amounts to S/153.3 million and S/142.2 million as of December 31, 2020 and December 31, 2019, respectively.

c) Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
		At December 31,		At December 31,
	2019	2020	2019	2020

Bank loans	631,863	571,659	650,224	589,781
Finance leases	23,650	52,391	23,697	38,792
Lease liability for right-of-use asset	92,870	72,726	109,453	88,779
Other financial entities	142,212	201,544	142,212	247,916
	890,595	898,320	925,586	965,268

As of December 31, 2020, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 0.7% and 11% (2.9% and 11%  as of December 31, 2019) and are included as Level 2 in the level of measurement.

16.	BONDS

As of December 31, this item includes:

(Missing Graphic Reference)

		Total		Current		Non-current
	2019	2020	2019	2020	2019	2020

GyM Ferrovias S.A. (a)	618,497	624,454	15,742	21,081	602,755	603,373
Norvial S.A. (b)	305,545	280,848	28,995	32,819	276,550	248,029
GyM S.A. (c)	-	27,457	-	4,546	-	22,911
	924,042	932,759	44,737	58,446	879,305	874,313

a)  GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovias S.A. made an international issue of corporate bonds under Regulation S of Unites States of America. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of December 31, 2020, an amortization has been made up to S/90.6 million (S/79 million as of December 31, 2019).

As of December 31, 2020, the balance includes accrued interest payable and VAC adjustments for S/103.4 million (S/86.8 million as of December 31, 2019).

The account movement for the years ended December 31, 2019 and 2020 is as follows:

	2019	2020

Balance at January, 1	611,660	618,497
Amortization	(11,330)	(11,582)
Accrued interest	48,253	47,615
Interest paid	(30,086)	(30,076)
Balance at December, 31	618,497	624,454

As part of the structuring process of the bond, GyM Ferrovias S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one month of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2019 and December 31, 2020, GyM Ferrrovias S.A. has complied with the covenants.

As of December 31, 2020, the fair value amounts to S/710 million (S/686.8 million as of December 31, 2019), is based on discounted cash flows using rate 3.6% (4.32% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

b)  Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the years ended at December 31, 2019 and 2020 is as follows:

	2019	2020

Balance at January, 1	325,382	305,545
Amortization	(20,005)	(24,820)
Accrued interest	23,482	24,619
Capitalized interest	2,725	-
Interest paid	(26,039)	(24,496)
Balance at December, 31	305,545	280,848

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31, 2019 and December 31, 2020, Norvial S.A. has complied with the covenants.

As of December 31, 2020, the fair value amounts to S/304.7 million (S/327.2 million as of December 31, 2019), is based on discounted cash flows using rate  between 6.73% and 8.07% (between 6.20% and 7.59% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

c)  GyM S.A.

At the beginning of  2020, the subsidiary GyM S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 31, 2020, the balance includes accrued interest payable for US$0.6 million (equivalent to S/2.2 million).

As of December 31, 2020, GyM S.A. has complied with the covenants.

As of December 31, 2020, the fair value amounts to S/28.6 million, is based on discounted cash flows using rate 7.14% and is within level 3 of the fair value hierarchy.

17.	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	2019	2020

Invoices payable	398,347	470,118
Provision of contract costs	758,116	661,574
Notes payable	37,426	8,252
	1,193,889	1,139,944

As of December 31, 2020, the contract cost provisions include: i) estimate costs to come according to the the completion porcentage of projects amounting to S/95.7 million, for GyM S.A. and GMI S.A. (S/169.5 million as of December 31, 2019 for GyM S.A. and GMI S.A); and ii) services received not invoiced S/565.9 million (S/588.6 million as of December 31, 2019).

18.	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

		Total		Current		Non-current
	2019	2020	2019	2020	2019	2020

Advances received from customers (a)	307,839	385,217	270,714	354,117	37,125	31,100
Consorcio Ductos del Sur - payable (b)	148,076	77,733	-	-	148,076	77,733
Salaries and other payable	92,313	77,386	92,313	77,386	-	-
Other taxes payable	108,457	115,414	88,248	101,792	20,209	13,622
Put option liability on Morelco acquisition	106,444	118,622	71,341	79,096	35,103	39,526
Consorcio Rio Mantaro - payables	35,625	58,129	35,625	58,129	-	-
Acquisition of additional non-controlling interest	22,697	27,596	22,697	27,596	-	-
Guarantee deposits	16,445	23,744	16,445	23,744	-	-
Third-party loans	11,619	11,608	9,545	9,533	2,074	2,075
Other accounts payables	116,449	99,729	62,746	62,192	53,703	37,537
	965,964	995,178	669,674	793,585	296,290	201,593

(a)  Advances received from customers relate mainly from construction projects, and are applied to progress billings, in accordance with contract terms.

		Total		Current		Non-current
		At December 31,		At December 31,		At December 31,
	2019	2020	2019	2020	2019	2020

Advances - Consortiums	115,250	108,014	113,093	106,551	2,157	1,463
Advances - Real estate projects	66,258	105,347	66,258	105,347	-	-
Advances - Engineering and construction	64,118	118,820	44,932	93,502	19,186	25,318
Advances - Road concessions	42,030	47,433	26,534	35,855	15,496	11,578
Others	20,183	4,910	19,897	4,679	286	231
	307,839	384,524	270,714	345,934	37,125	38,590

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/77.7 million (S/148 million as of December 31, 2019), assumed by the subsidiary GyM S.A; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

19.	PROVISIONS

The movement for the years ended at December 31, 2019 and 2020 is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	contingencies	acquisitions	closure	Total

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	197,721	-	30,998	228,719
Reversals of provisions	(3,122)	(4,349)	-	(7,471)
Payments	(914)	-	(1,264)	(2,178)
Translation adjustments	(94)	(149)	-	(243)
At december 31, 2019	278,319	-	50,116	328,435

At January 1, 2020	278,319	-	50,116	328,435
Additions	58,143	-	119	58,262
Reversals of provisions	(14,310)	-	-	(14,310)
Reclasification	1,079	-	-	1,079
Payments	(7,252)	-	(1,799)	(9,051)
Translation adjustments	9,316	-	-	9,316
At december 31, 2020	325,295	-	48,436	373,731

Legal contingencies

    a)  Civil compensation

Corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As of December 31, 2020, the present value of the estimated provision totals S/186 million (S/154 million as of December 31, 2019).

    b)  Securities Class actions NY SEC

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of the date of this report, the Company has signed the definitive settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. As of December 31, 2020, the Company registered a provision of US$14.7 million (equivalent to S/53.1 million) the difference of US$ 5 million will be covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company.

20.	CAPITAL

As of December 31, 2020 and as of December 31, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of December 31, 2020, a total of 190,863,050 shares were represented in ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.

As of December 31, 2019, a total of 218,043,480 shares were represented by ADS, equivalent to 43,608,696 ADSs at a rate of 5 shares per ADS.

21.	EXPENSES BY NATURE

For the years ended December 31, 2019 and 2020, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At December 31, 2019
Services provided by third-parties	1,504,180	65,154	1,569,334
Salaries, wages and fringe benefits	1,040,293	143,317	1,183,610
Purchase of goods	942,633	33	942,666
Other management costs	174,678	27,708	202,386
Depreciation (Note 14 a)	108,066	4,252	112,318
Amortization (Note 14 b)	101,810	5,689	107,499
Impairment of accounts receivable	4,900	-	4,900
Taxes	6,951	2,499	9,450
Impariment of property, plant and equipment	3,907	-	3,907
Impairment of investments	255	-	255
Inventory recovery	(249)	-	(249)
Total	3,887,424	248,652	4,136,076

At December 31, 2020
Services provided by third-parties	926,048	38,999	965,047
Salaries, wages and fringe benefits	1,010,315	86,943	1,097,258
Purchase of goods	608,424	73	608,497
Other management costs	226,936	13,856	240,792
Depreciation (Note 14 a)	90,145	8,359	98,504
Amortization (Note 14 b)	94,483	4,138	98,621
Impairment of accounts receivable	26,158	4	26,162
Taxes	5,956	71	6,027
Property, plant and equipment recovery	4,950	-	4,950
Impairment of investments	38	-	38
Inventory recovery	(30)	-	(30)
Total	2,993,423	152,443	3,145,866

22.	OTHER INCOME AND EXPENSES

For the years ended December 31, 2019 and 2020, this item comprises:

	2019	2020
Other income:
Sale of assets	12,748	9,118
Penalty income	984	1,168
Supplier debt forgiveness	19,026	70
Recovery of provisions and impairments	23,279	6,501
Trademarks revaluation	20,676	-
Profit from Mizuho Bank Ltd. agreement (a)	89,688	-
Others	13,384	4,266
	179,785	21,123

Other expenses:
Civil repair to the Peruvian Government	69,150	43,250
Asset impairment (b)	339,774	59,440
Cost of assets disposal	23,697	8,682
Legal and tax litigation	49,754	7,673
Renegotiation of contract with suppliers	-	4,889
Present value of the call option	4,697	2,326
Provision for well closure	4,055	112
Administrative fine	1,423	1,897
Others	26,729	708
	519,279	128,977
	(339,494)	(107,854)

a)
Corresponds to: the profit from the refinancing operation executed by Mizuho, linked to the agreement signed between GyM Ferrovías S.A. and Mizuho Bank Ltd.  Pursuant to the terms of such agreement, the Company provided a stand-by letter of credit to guarantee a financial derivative required to execute the CPAOs purchase transaction related to the Expansion Project.  Furthermore, the agreement stated that in case Mizuho Bank refinanced the debt obtained for the purchase of the CPAOs, the Company would be entitled to receive 70% of the profit obtained from such refinancing.

b)
Corresponds to: i) the impairment of intangibles at subsidiary Concesionaria Vía Expresa Sur S.A. for S/13.5 million, as a result of the Company's estimates on the recovery of the investment maintained in the project. The Concession Contract has been suspended by mutual agreement with the Municipality of Lima since June 2017 (Note 10),  ii) the impairment registered at CAM Holding S.P.A. for S/12.7 million due to claims against escrow account. iii) Impairment of accounts receivable at the subsidiary Concar S.A. for S/33.9 million to the Regional Government of Cusco.

23.	INCOME TAX

The condensed interim consolidated financial statements for the year ended December 31, 2020, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of December 31, 2020 is 171.92% (56.68% for the  period ended in December 31, 2019).

24.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2020, contingencies held by the Group are substantially the same as those existing as of December 31, 2019.

The Group maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$427.5  million (US$390 million, as of December 31, 2019).

25.	DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 15, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the year ended December 31, 2020, the Group’s subsidiaries have paid dividends to its non-controlling interests in the amount of S/82.4 million (S/12.8 million for the year ended in December 31, 2019).

26.	LOSS PER SHARE

The basic earnings (loss) per common share has been calculated by dividing the loss of the period attributable to the Group’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the earnings (loss) per basic share.

The basic loss per common share is as follows:

		At December 31,
		2019	2020

Loss attributable to owners of the Company
during the period		(884,721)	(119,625)
Weighted average number of shares in issue
at S/1.00 each, at December 31,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(1.076)	(0.137)

(*) The Group does not have common shares with dilutive effects at December 31, 2019 and December 31, 2020.

27.	CONTINUING OPERATIONS

As of December 31, 2020, the financial information of the subsidiary Adexus S.A. (hereinafter Adexus) was reclassified as continuous operation. The subsidiary that have been reclassified as a non-current assets held for sale at December 31, 2018, has as main activity to provide information technology solutions mainly in Chile and Peru. Despite the fact that the Company has been committed to a pan to carry out the sale, the circumstances that arose in the subsidiary during this period, which are explained below, have forced us to change initial plan, focusing in negotiating with vendors liabilities terms sale resulting in a viable plan again.

On November 19, 2019, Adexus filed an application for reorganization under law 20720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers. In 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors. On December 28, the creditor’s committee signed a debt reorganization agreement with the pledge creditors and unsecured creditors.
The Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the subsidiary.

28.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

1.	Issuance of Convertible Bonds

On January 13, 2021, the Board of Directors approved terms and conditions for the issuance of convertible bonds to be placed by private offering, including the registration and delivery dates, for the exercise of the preemptive subscription right, both in the first and second subscription round. The convertible bonds to be issued have not been and will not be registered under the U.S. Securities Act, or under the securities laws of any state or jurisdiction outside Peru.

Additionally, on the same date, a contract was signed with Kallpa Securities Sociedad Agencia de Bolsa SA, who will act as Representative of the Bondholders for the issuance of the convertible bonds.

2.	New State of emergency due to COVID

On January 26, 2021, the Government of Peru established new measures in order to contain the spread of COVID 19 infections. This is in response to the substantial increase in cases registered between the months of December 2020 and January 2021, the identification of potential new virus and the saturation of hospital care capacity throughout the country.

These measures include restrictions on the mobilization of people, closure of certain economic activities and various limitations. Although the announced measures are temporary (15 days as of January 31, 2020) and establish that a relevant component of economic activities will continue to carry out their tasks normally, it is not possible to rule out that measures will be extended for an additional period or that restrictions become more acute, generating impacts that are difficult to quantify.